THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

January 11, 2013

EDGAR CORRESPONDENCE

Laura Hatch

U.S. Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Laura:

We are responding to the Staff’s comments received on December 31, 2012, with respect to the preliminary proxy statement filed by the Unified Series Trust on behalf of its series, Sound Mind Investing Fund and Sound Mind Investing Balanced Fund (the “SMI Funds”).

Comment: On page 1 of the Q&A, the second item discusses the business reason for the reorganization. If the service providers will remain the same for the SMI Funds as series of Valued Advisors Trust (“VAT”), explain why the SMI Funds expect their costs to be lower with VAT.

Response: As requested, the proxy statement has been revised to clarify that the Reorganization is projected to result in lower expenses associated with VAT as follows:

The SMI Funds’ adviser expects that the SMI Funds will incur lower costs as series of VAT, a multiple series trust sponsored and administered by Huntington Asset Services, Inc. (“Huntington”). Huntington has confirmed to the adviser that VAT was organized with a lower cost structure, including lower trustees’ fees because VAT has two independent trustees (compared to five independent trustees for Unified Series Trust), lower D&O/E&O insurance premiums due to lower coverage levels, lower legal fees because VAT does not have separate independent counsel for the independent trustees (while Unified Series Trust does), and lower compliance fees because VAT does not have a chief compliance officer devoted full time to oversight of compliance for VAT (whereas UST does have a full time compliance officer).

Comment: On page 6, the fee table must be completed and provided to the staff for review and approval before the final proxy statement is filed. Add a footnote stating that pro forma expenses are estimated for the coming year.

Response: As requested, the completed fee table is attached. The requested footnote has been added.

Comment: For the descriptions of each of the advisory and sub-advisory agreements, delete references to “substantially similar” and confirm that only the effective date of the new agreements will change, and that each of the adviser and sub-adviser will continue to have the same responsibilities to the SMI Funds. State that the adviser will pay the sub-advisory fee, and not the SMI Balanced Fund. Note that the new advisory and sub-adviser agreements initially will be in effect for two years, through 2014.

Response: The changes requested above have been made on pages 15 and 16 of the proxy statement.

Comment: On page 9, delete references to the UST Board meeting date and prior UST filings, and replace with date of VAT Board meeting and a statement that the SMI Funds’ next annual or semi-annual report will include a discussion of the factors considered by the VAT Board’s in approving the new advisory and sub-advisory agreements.

Response: As requested, the proxy statement has been revised to indicate that the new agreements were approved by the VAT Board on December 12, 2012, and that a discussion of the factors considered by the Board will be included in the SMI Funds’ semi-annual report for the period ending April 30, 2013. References to UST have been removed from this section.

We trust that our responses satisfactorily resolve the issues raised by the Staff. If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

/s/ Dee Anne Sjögren

Table of Fees and Expenses – New Funds

	SMI Fund	Balanced Fund
Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a percentage of the amount redeemed within 60 days of purchase)	2.00%	2.00%
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	1.00%	0.90%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses[1]	0.14%	0.54%
Acquired Fund Fees and Expenses	0.99%	0.63%

Total Annual Fund Operating Expenses	2.13%	2.07%
Fee Waiver/Expense Reimbursement[2]	0.00%	(0.29%)

Total Annual Operating Expenses Net of Fee Waiver	2.13%	1.78%

1	Expenses are estimated for the New Funds’ initial fiscal year.
2	The Adviser has contractually agreed to waive its management fee and/or reimburse certain operating expenses, but only to the extent necessary so that total annual operating expenses, excluding brokerage fees and commissions, borrowing costs (such as (a) interest expense and (b) dividends on securities sold short), taxes, extraordinary expenses, 12b-1 fees (if applicable), and any indirect expenses (such as fees and expenses of acquired funds), do not exceed 1.50% of the SMI Fund’s average daily net assets and 1.15% of the Balanced Fund’s average daily net assets. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the applicable Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation. The contractual agreement is in effect through February 28, 2014. The expense cap may not be terminated prior to this date except by the Board of Trustees.